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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I/A
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ADC TELECOMMUNICATIONS, INC.
(Name of Subject Company—Issuer)

ADC TELECOMMUNICATIONS, INC.
(Name of Filing Persons—Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.20 PER SHARE
(Title of Class of Securities)

000886 10 1
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JEFFREY D. PFLAUM
VICE PRESIDENT, CHIEF LEGAL OFFICER AND CORPORATE SECRETARY
ADC TELECOMMUNICATIONS, INC.
13625 TECHNOLOGY DRIVE
EDEN PRAIRIE, MINNESOTA 55344-2252
(952) 938-8080
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:
JAY L. SWANSON DORSEY & WHITNEY LLP
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402
(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$33,358,000	$3,069

*
Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase approximately 45,086,569 shares of ADC Telecommunications, Inc. common stock eligible to participate in the offer as described herein are acquired. In accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value as of May 30, 2003, multiplied by (b) $92.00 per million.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the cb offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,069
Form or Registration No.: TO-I
Filing Party: ADC Telecommunications, Inc.
Date Filed: June 2, 2003

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This final Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2003 by ADC Telecommunications, Inc. (the "Company"), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO/A filed on June 27, 2003, relating to our offer to exchange outstanding options to purchase shares of our common stock held by eligible employees for a designated number of new options to be granted under the ADC Telecommunications, Inc. Global Stock Incentive Plan.

        The offer expired at 11:59 p.m. Central Time on June 27, 2003. The Company has accepted and canceled all eligible options that were properly submitted for exchange.

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby supplemented as follows:

        The offer under the ADC Telecommunications, Inc. Offer to Exchange expired at 11:59 p.m. Central Time on June 27, 2003. Of the approximately 3,136 employees who were eligible to participate, approximately 1,815 participated. Of the 45,086,569 options eligible to be tendered in the offer, the Company has accepted for cancellation options to purchase 27,766,074 shares of its common stock. Upon the terms and subject to the conditions of the offer, we expect to grant options to purchase an aggregate of 11,605,217 shares of our common stock in exchange for such tendered options on or about December 29, 2003 (the first business day at least six months and one day from the expiration of the offer). The new options will be issued with a grant, or exercise price, equal to the average of the high and low trading price of the Company's common stock on the NASDAQ Stock Market on the date of the grant of the new options (subject to the terms and conditions of the offer).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2003	ADC TELECOMMUNICATIONS, INC.

/s/ RICHARD R. ROSCITT Richard R. Roscitt Chairman of the Board, President and Chief Executive Officer

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  ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE